BENJAMIN T. BROGADIR

WORK EXPERIENCE

THE TEACHER MARKETPLACE Westport, CT.
Co-Founder   *Aug 2020 – Present*
- Co-founded The Teacher Marketplace, an online platform connecting teachers with students and families for virtual and in-person tutoring.

ODEON CAPITAL GROUP New York, NY.
Head, Capital Structure Research   *Jan 2020 – Present*
Managing Director, Research   *Jan 2017 – Present*
- Promoted to Head of Research in 2020 to lead team of analysts and in charge of firm's research product.
- Investment recommendations across capital structure including: corporate bonds, leveraged loans, convertible bonds, preferred securities, and post-reorganized and special situation equities.
- Desk analytics based on event-driven strategies, capital structure arbitrage, pricing inefficiencies, and hedging.
- Generalist coverage focused on financial modeling of future cash flows, due diligence on credit agreements and bond indentures, comparables valuations, and relative value.

GMP SECURITIES New York, NY.
Director, High Yield   *2016 – 2017*
Senior Vice President, High Yield   *2011 – 2015*
- One of three senior high yield desk analysts conducting credit analyses and investment recommendations focused on high yield and distressed securities.
- Promoted to Director in 2016 with mandate to buildout sales and trading relationships with certain institutional clients and given sole coverage role on select priority accounts to the firm.
- Fixed income and corporate bond analyses emphasizing: valuation, cash flows, covenants, liquidity, and recovery/restructuring scenarios.
- Financial analyses and creditor recovery scenarios relating to covenant breaches, bankruptcy, events of default, asset coverage, debtor-in-possession financing, and run-off scenarios.

IMPERIAL CAPITAL New York, NY.
Desk Analyst, Institutional Research   *2010 – 2011*
Research Associate, Institutional Research   *2008 – 2010*
- Promoted to desk analyst in 2010 with focus on special situations and analyses on priority axes for the trading desk.
- Detailed analyses and investment recommendations with emphasis on high yield, fixed income securities and thorough credit analysis.
- Performed company-specific credit analysis, historical and projected financial performance, relative value analyses across capital structure and industry, cash flow and liquidity analyses, comparables analysis, bond indentures and credit agreement due diligence, covenants analyses, distressed/recovery/liquidation scenario analyses.
- Sole development and authorship of unique products including: Imperial Capital Short-Term and Puttable Bond Monitor and Imperial Capital Short-Sale Monitor. Co-authorship of Imperial Capital Busted Convert Monitor.

CITIGROUP New York, NY.
Investment Banking Analyst, North American Power Group   *2007*
- Valuation analysis and financial modeling of publicly-traded and privately-held power companies using comparables, precedent transaction, discounted cash flow, accretion/dilution, combination, and leveraged buyout analyses.
- Company research and industry analysis to pitch financial solutions for domestic and international clients including: M&A analysis, recapitalizations, strategic divestitures, and capital raises through debt and equity securities.
- General power industry primers and analyses including: deal history, asset valuation, and commodity and power pricing across subsectors.
- Completion of Citigroup Analyst Class of 2007 investment banking training with focus on financial modeling, valuation methods, accounting, and pitchbook and PowerPoint techniques.

EDUCATION

YALE UNIVERSITY. New Haven, CT.   *2003 – 2007*
Bachelor of Arts in Economics

ADDITIONAL INFORMATION

SERIES QUALIFICATIONS: 7, 24, 66, 86, 87
COMPUTER: Excel, Bloomberg, PowerPoint, Word, CapitalIQ, Pacer, FactSet, Adobe Acrobat
INTERESTS: Investing, Skiing, Soccer, Basketball, Baseball, Football, Golf, Tennis, Entrepreneurship, Travel, Community Service